OMB APPROVAL
OMB Number: 3235-0058
Expires: June 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER	333-128614

CUSIP NUMBER	219234101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[√]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ] Form 10-Q	[ ]	Form 10-D
[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended: April 30, 2009

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information Contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CORNERWORLD CORPORATION

Full Name of Registrant

12404 Park Central Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75251

City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[√]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the Registrant. The Registrant represents that the Form 10-K will be filed within the period described under Rule 12b-25(b)(2)(ii).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Beck, CEO	(214)	224-1081
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[√] Yes	[ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[√] Yes	[ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates significant change in results of operations from the year ended April 30, 2008 due to its completion of several material acquisitions during the year ended April 30, 2009. However, no estimate of the anticipated change can be given at this time, because the registrant has not yet finalized its financial statements for the reasons set forth in Part III of this Form 12b-25.

CORNERWORLD CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 2009	By:	/s/ Scott Beck
Name: Scott Beck Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).